SO
3/6/03

03002301

UF 3-4-03

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UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 52951

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C. 181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TheMuniCenter, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 4th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa O'Leary (212) 208-9130
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name — *if individual, state last, first, middle name)*

1333 Broadway	New York	NY	10018
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

19

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Teresa O'Leary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TheMuniCenter, L.L.C., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

MARY F. RODRIGUEZ
Notary Public, State of New York
No. 01RO6021739
Qualified in Queens County
Commission Expires March 22, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH. D.C. 181 SECTION

THEMUNICENTER, L.L.C.

FINANCIAL STATEMENT

AS OF DECEMBER 31, 2002

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Member of
TheMuniCenter, L.L.C.

We have audited the accompanying statement of financial condition of TheMuniCenter, L.L.C. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The prior year financial statements of TheMuniCenter, L.L.C. were audited by other auditors and whose report dated February 25, 2002 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TheMuniCenter, L.L.C. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Louis Sternbach & Co., LLP
Certified Public Accountants

February 10, 2003
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

THEMUNICENTER, L.L.C.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

ASSETS

ASSETS		
Cash and cash equivalents		$ 5,357,722
Receivables:		
Brokers and dealers		237,565
Members		36,078
Computer software and hardware (net of accumulated depreciation of $4,621,927)		13,466,575
Office facilities and equipment (net of accumulated depreciation of $61,871)		267,232
Other assets		175,096
Total Assets		$19,540,268

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Payable to member		$ 14,646
Accounts payable and accrued liabilities		1,071,917
Total Liabilities		1,086,563
MEMBER'S EQUITY		
Contributed capital	$36,400,000	
Accumulated deficit	(17,946,295)	
Total Member's Equity		18,453,705
TOTAL LIABILITIES AND MEMBER'S EQUITY		$19,540,268

See accompanying notes

THEMUNICENTER, L.L.C.

NOTES TO FINANCIAL STATEMENT

AS OF DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

TheMuniCenter, L.L.C., ("TheMuniCenter,L.L.C. of the "Company") was formed on June 8, 2000 and became a U.S. registered broker/dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. in May 2001. The firm is also a member of the Municipal Securities Rulemaking Board, as well as the Securities Investor Protection Corporation.

TheMuniCenter is a Delaware limited liability company ("L.L.C.") whole sole member is TheDebtCenter, L.L.C. ("Parent"). The Parent is also a Delaware L.L.C., whose members are Merrill Lynch, Pierce, Fenner & Smith Inc., MSDW Fixed Income Ventures, Inc., Salomon Brothers Holding Company Inc., LBI Group Inc., FSA Portfolio Management Inc. and Chapdelaine Electronic Brokerage LLC, (collectively, the "Members").

The Company operates a trading platform for the purpose of matching buyers and sellers in the fixed income securities market. The Company acts as principal in these transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. All of the Company's purchases and sales of fixed income securities are cleared through a clearing broker/dealer. The participants who utilize this trading platform consist of broker/dealers and institutional investors.

To enhance liquidity on TheMuniCenter trading system, certain Members have committed to providing minimum inventory amounts to TheMuniCenter for display on its electronic trading platform.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

COMMISSIONS

The Company records commissions on a trade basis. Commissions represent the spread earned on matched principal transactions.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - continued

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

COMPUTER SOFTWARE AND HARDWARE

These assets are stated at cost less related accumulated depreciation. Computer software consists of purchased software, as well as internally developed software. Computer hardware is depreciated and purchased software is amortized on a straight-line basis over the estimated useful lives of the assets, generally not exceeding three years. Internally developed software is depreciated over five years.

OFFICE FACILITIES AND EQUIPMENT

This consists of fixed assets, which are carried at cost less related accumulated depreciation. Fixed assets are depreciated on a straight-line basis over three to six years.

INCOME TAXES

The Company is a single member L.L.C. and is therefore treated as a disregarded entity under federal income tax regulations. New York State and New York City recognize the federal entity classification of a single member L.L.C. as a disregarded entity and generally follow its resulting tax consequences. As such, no provision for federal, state, or local income taxes is required as its sole member is responsible for reporting the Company's income or loss under applicable income tax statutes and regulations.

NOTE 2 - COMMITMENTS

OPERATING LEASES

The Company has entered into an obligation under an operating lease that will expire in 2007. Under this agreement, the Company was required to obtain a letter of credit. The Company therefore pledged $261,338 in order to obtain the letter of credit. At December 31, 2002, the future minimum payments for this lease were as follows:

NOTE 2 - COMMITMENTS - continued

OPERATING LEASES - continued

2003	$ 522,675
2004	522,675
2005	522,675
2006	522,675
2007	479,119
Total	$2,569,819

Total rent expense for 2002 was $574,996 including operating expenses.

NOTE 3 - EMPLOYEE BENEFIT PLAN

All employees are eligible to participate in the Company's deferred compensation plan, SIMPLE IRA. Under a SIMPLE IRA, the employee can defer up to $7,000 each year and the Company must either match the employee's contribution up to 3% of his/her compensation or make a nonelective contribution equal to 2% of the employee's compensation.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement for bookkeeping services for the year with one of the Members and has incurred fees of $106,000. Balances related to these services are settled monthly.

Prior to June 2001, one of the Members maintained and supported a trading system that matched buyers and sellers of fixed income securities. When the Company received approval for its application to become a U.S registered broker/dealer, this Member contributed the trading system to the Company.

The Company clears all securities transactions through a broker/dealer affiliate of one of the Members. The Company incurred $327,558 of clearing fees during the year and at December 31, 2002, the Company had a net receivable of $237,565 from the clearing firm.

THEMUNICENTER, L.L.C.

NOTES TO FINANCIAL STATEMENT

AS OF DECEMBER 31, 2002

NOTE 5 - MEMBER'S CAPITAL

During the year ended December 31, 2002, the Company received $4,000,000 in the form of cash and receivables from certain Members through its Parent.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is a registered broker/dealer and, accordingly, is subject to the minimum net capital requirements of the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. In its first year of operations, the Company's aggregate indebtedness, as defined, must not exceed 8 times net capital, as defined. Twelve months after the Company has commenced operations, its aggregate indebtedness will be required to not exceed 15 times net capital. At December 31, 2002, the Company's net capital and excess net capital were $4,508,724 and $4,436,250, respectively and its aggregate indebtedness was approximately 0.24 times its net capital.